

September 3, 2009

Mr. William B. Plummer
Chief Financial Officer, United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06831

Re: **United Rentals, Inc.**
United Rentals (North America), Inc.
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement, April 30, 2009
Form 10-Q for the quarter ended March 31, 2009
File Nos. 1-14387 and 1-13663

Dear Mr. Plummer:

We have reviewed your response to our letter dated July 30, 2009 and have the following comments. We ask that you respond within ten business days.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

EBITDA GAAP Reconciliation

1. We have reviewed your response to our prior comment number one. We note that you intend to continue to include a reconciling item for goodwill impairments and stock compensation expense in your EBITDA calculation. This does not appear to conform to the definition of EBITDA and should more appropriately be labeled as an adjusted EBITDA calculation. Please revise future filings as appropriate. In addition, please revise future filings to reconcile your measure to net income. Reference Questions 14 and 15 in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Critical Accounting Policies, page 26
General

2. We note your response to our prior comment two. Please provide us with an example of the disclosures you intend to provide in future filings.

Useful Lives of Rental Equipment and Property and Equipment

3. We note your response to our prior comment three. Please clarify what your intentions are with regard to future disclosures.

Evaluation of Goodwill Impairment

4. We have read your response to comment four and appreciate the additional information you have provided. We note your belief that your districts meet the definition of a component under SFAS 142. Please provide us with a specific and comprehensive discussion regarding how you determined that it was appropriate to aggregate your districts.

5. We note your response to prior comment five. Please provide us with your proposed future disclosures.

Income Taxes

6. We have read your response to our prior comment six and appreciate the additional information you have provided. In future filings please define the "appropriate period" of time over which you evaluated projected taxable income.

Note 4. Segment Information

7. We have read your response to our previous comment nine of our letter dated July 30, 2009 and appreciate the additional information you have provided. In order to help us more clearly understand your operating segments and reportable segments, please provide us with all of the actual reports for the fiscal year end December 31, 2008 and the year-to-date quarter ended June 30, 2009 which are reviewed by your chief operating decision maker. These reports should include any information that is provided to your CODM at the branch and district level. In addition, please provide us with a specific and comprehensive discussion regarding how you determined that it was appropriate to aggregate all of your geographic regions into your general rentals reporting segment. Reference paragraph 17 of SFAS 131 and EITF 04-10.

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding this comment, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief